Mail Stop 4561

November 13, 2008

John P. Broderick
Chief Financial Officer
Cicero Inc.
8000 Regency Parkway, Suite 542
Cary, NC 27518

> **Re: Cicero Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 000-26392**

Dear Mr. Broderick:

We have reviewed your response letter of November 3, 2008, responding to the comments in our letter of October 21, 2008, and we have the following comments:

Item 9A. Controls and Procedures

1.   We note the proposed disclosure for an amendment to your Form 10-K that is attached as Schedule A to your response letter. Your amendment should also include an explanatory note at the forepart of the filing setting forth the reasons you are filing the amendment and referring readers to specific locations within the amended filing where further details are presented. In this regard, it appears that the company should explain that it is filing the amendment to provide management's report on internal control over financial reporting and to disclose management's conclusion that disclosure controls and procedures were not effective as of the end of the fiscal year, in both cases as a result of the recent completion of the company's evaluation of its internal control. In your response letter, please provide us with proposed language for such an explanatory note to your amendment.

2.   In the proposed disclosure for the amendment to your Form 10-K, you state that you have "implemented additional controls and procedures designed to ensure that the disclosure provided by the Company meets the then current requirements of the applicable filing made under the Exchange Act." Please elaborate to describe the additional controls and procedures that the company has implemented.

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3503. You may also contact Mark P. Shuman, Branch Chief – Legal, at (202) 551-3462 if you thereafter have any other questions.

Sincerely,

David L. Orlic
Special Counsel

cc: Via Facsimile (212) 754-0330
        Lawrence M. Bell, Esq.
        Carl Vandemark, Esq.
        Golenbock Eiseman Assor Bell & Peskoe LLP